UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”) and in connection with such notice submits the following information:

Name:	Pharos Capital BDC, Inc.

Address of Principal Business Office:	3889 Maple Avenue, Suite 400 Dallas, TX 75219

Telephone Number:	(214) 855-0194

Name and Address of Agent	Kneeland Youngblood
For Service of Process:	Chairman and Chief Executive Officer
Pharos Capital BDC, Inc.
3889 Maple Avenue, Suite 400 Dallas, TX 75219

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Dallas and the State of Texas on the 26th day of March, 2018.

Pharos Capital BDC, Inc.

By:	/s/ Kneeland Youngblood
Name:	Kneeland Youngblood
Title:	President and Chief Executive Officer
Attest:	/s/ Kimberly Futrell
Name:	Kimberly Futrell
Title:	Chief Financial Officer and Chief Compliance Officer